Exhibit 99.1

Crescent Point Announces Annual General Meeting Results

CALGARY, AB, May 20, 2021 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) held its Annual General Meeting of Shareholders ("the meeting") on May 20, 2021.

During the regular business proceedings at the meeting, shareholders elected all director nominees to the Board of Directors of the Company (the "Board") and approved all other items of business brought before the meeting. Voting results for all resolutions and advisory votes are below.

1.         Fixing the Number of Directors

The appointment of ten Board members for the ensuing year was approved. Votes were received as follows:

Votes For	Percent	Against	Percent
212,680,720	98.87%	2,440,258	1.13%

2.         Election of Directors

The ten director nominees were elected. Votes were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
Barbara Munroe	211,459,181	98.30%	3,661,797	1.70%
Craig Bryksa	212,927,371	98.98%	2,193,608	1.02%
Laura A. Cillis	211,044,169	98.10%	4,076,809	1.90%
James E. Craddock	208,834,615	97.08%	6,286,364	2.92%
John P. Dielwart	211,829,019	98.47%	3,291,959	1.53%
Ted Goldthorpe	177,983,216	82.74%	37,137,763	17.26%
Mike Jackson	208,188,864	96.78%	6,932,115	3.22%
Jennifer F. Koury	211,070,750	98.12%	4,050,228	1.88%
François Langlois	208,874,818	97.10%	6,246,160	2.90%
Myron M. Stadnyk	211,901,669	98.50%	3,219,310	1.50%

3.         Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP as Crescent Point's auditor was approved. Votes were received as follows:

Votes For	Percent	Withheld	Percent
225,412,433	98.86%	2,599,031	1.14%

4.         Advisory Vote on Executive Compensation

The advisory vote to accept the Company's approach to executive compensation was supported by shareholders. Votes were received as follows:

Votes For	Percent	Against	Percent
201,013,482	93.44%	14,107,498	6.56%

The biographies of Crescent Point's Board members, details about its environmental, social and governance ("ESG") practices and a recorded webcast from the meeting earlier today are available on www.crescentpointenergy.com. The full terms of each resolution voted on at the meeting can be found in the Company's latest information circular, which is also available on Crescent Point's website.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/20/c0875.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 19:05e 20-MAY-21